

September 11, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Jeffrey Lasher
Chief Financial Officer
Crocs, Inc.
7477 East Dry Creek Parkway
Niwot, Colorado 80503

> **Re: Crocs, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Response Dated August 13, 2015**
> **File No. 0-51754**

Dear Mr. Lasher:

We have reviewed your response letter dated August 13, 2015 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the period ended December 31, 2014</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Years Ended December 31, 2014 to 2013, page 42</u>

1. We note your response to our comment 1 from our letter dated July 29, 2015. The income tax provision impacted net income by 42% and by 83% in 2014 and 2013, respectively. Given the materiality of impact, the explanation in MD&A must fully address each of the material causal factors and quantify the impact of significant unusual or non-recurring items. Based on your response, it is not clear that the explanations on pages 42 and 47 of your 10-K fully address the requirements outlined in Item 303(a)(3)(i) of Regulation S-K and Instruction 3 thereto. For example, there is no MD&A explanation as to why and how your state tax expense changed from a $.6m benefit in 2013 to a $2.6m expense in 2014 even though your domestic pre-tax loss increased over 300% per page F-36. The unexplained spike in state tax expense exceeds 50% of net

loss. Further, there is no explanation as to why and how your tax benefit associated with "Advance Pricing Agreements" increased from $18.4 million in 2013 to $30.4 million in 2014. This increase exceeds 200% of net loss. It is not clear whether the magnitude of these tax benefits is expected to continue or whether there are any known uncertainties regarding the impact of these agreements on future operating results. Also, there is no disclosure concerning the significant increase in non-deductible/non-taxable items, which impact exceeded 100% of your tax provision, and whether management views this item as recurring. In addition, there is no disclosure explaining how and why your indefinite reinvestment assertion generated $11.7 million of tax expense in 2013 and a $4 million benefit in 2014. The corresponding impact on your tax provision exceeds 100% and 20% in those respective periods and the causal factors are not clear. Please clarify whether you intend to expand your MD&A disclosure to fully address each of the items addressed in this comment when applicable to periods included in your filings. See also Section 501.12.b.4 of the Financial Reporting Codification.

Item 8: Financial Statements and Supplementary Data
Note 1 – Organization & Summary of Significant Accounting Policies, F-9

2. We note your response to our comment 2 in our letter dated July 29, 2015. Based on your accounts receivable aging statistics, the amount of aged accounts receivable is much higher than the amount included as a reserve in your allowance for doubtful accounts as of June 30, 2015. In that regard, please tell us how you concluded that the balance of your allowance for doubtful accounts as of June 30, 2015 was adequate. In providing your response, please provide us with your accounts receivable aging analysis as of August 31, 2015. Furthermore, we remind you that the significant increase in your aged accounts receivable and related allowance for doubtful accounts reserve primarily driven by the China macro-economic issues appears to be a known factor materially impacting your operating results and liquidity. As such, your disclosures in your MD&A should include expanded disclosure related to any known material uncertainties. See Item 303(a)(1) and Item 303(a)(3) of Regulation S-K. See also Section 501.12 and 501.13 of the Financial Reporting Codification.

3. We note your response to our comment 3 in our letter dated July 29, 2015, and your disclosure that, "In the event a portion of the distributor's accounts receivable balance becomes past due, we can, at our discretion: (1) allow the rebates associated with the past due distributor to expire or (2) allow rebates associated with the past due distributor to continue to accrue and/or remain reserved until the distributor's receivable balance becomes current." In order to better understand your policy for your rebate programs, please tell us how you account for your rebates that are allowed to expire and where you classify those instances in your consolidated statement of operations. Furthermore and in that regard, it appears you recorded/released a significant amount related to the rebates reserves previously recognized during the three months ended March 31, 2015, and then subsequently increased your reserve for the three months ended June 30, 2015. In order to better understand the facts and circumstances and related accounting for each of the periods, please tell us the following:

- How much of the amount released during the three months ended March 31, 2015 related to rebates earned due to distributors paying their outstanding receivables and how much of the release was due to you determining that the rebates have expired. In providing your response, please tell us how much of the release impacted your earnings for the three months ended March 31, 2015;
- How you determined the adequacy of the rebate reserve as of June 30, 2015; and
- The specific rebate programs you had during the six months ended June 30, 2015. In providing your response, please tell us the terms of the programs (i.e. what incentives is the distributor receiving for promptly paying), the results of those rebate programs for the six months ended June 30, 2015 along with the amount of related accounts receivables outstanding as of June 30, 2015 that were still covered by those programs.

Note 2 – Inventories, page F-19

4. We note your response to our comment 4 in our letter dated July 29, 2015 and your statement that "none of the impairments were associated with inventory held by distributors as we do not retain any ownership obligations after the sales date." Furthermore, you state that you have assessed the business risk of excess inventory that could result from reduced sales in China and concluded that other sales channels outside of China would be able to absorb any potential excess. In your MD&A discussion related to changes in gross margin on page 40, you attribute the decline to "an increase in obsolete inventory of $8.1 million for the year ended December 31, 2014 compared to 2013 primarily driven by inventory obsolescence in China." Please clarify whether the impairment relates to inventory in your retail stores or warehouses, and if so why an impairment was necessary given your statement that based on your business risk assessment, channels outside of China could absorb any of potential excess inventory. Furthermore, based on your Exhibit F, we note that it appears that you maintain an inventory reserve. As such, please expand your disclosures around your significant accounting policies to clarify that the Company maintains an inventory reserve. Your footnote disclosures should also clearly disclose that for the periods presented your inventory is presented net of your reserve along with the corresponding amount of the reserve.

Note 11 – Allowances, page F-35

5. We note your response to comment 5 in our letter dated July 29, 2015. It appears that there were significant increases in your sales returns and allowances when comparing the six months ended June 30, 2014 and June 30, 2015, even though total revenues have decreased. As such, please explain in detail the facts and circumstances driving those changes and whether or not any of the changes are also related to the China macro-economic issues and whether this could be an expected trend that you expect to continue.

Note 12 – Income Taxes, page F-39

6. We note your response to comment 6 in our letter dated July 29, 2015. Given the similar nature of the captions included in your effective income tax rate reconciliation and your reconciliation indicating the gross beginning and ending amount of unrecognized tax benefits, please include additional disclosure to clearly indicate that your "Audit Settlement" line in your effective tax rate reconciliation relates to only the cash payment portion of any audit settlements for which uncertain tax positions were previously accrued. Additionally, please clearly disclose that your "Uncertain tax positions" in your effective tax rate reconciliation is inclusive of any gross impact for audit settlements reversed related to previously recorded uncertain tax positions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction